SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )1

                          Sonus Pharmaceuticals, Inc.
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                                (Name of Issuer)

                         Common Stock_, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  835692 10 4
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                                 (CUSIP Number)

                                 July 28, 2003
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

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     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 835692 10 4                                          Page 2 of 6 Pages

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1)   Name of Reporting Person               Domain Public Equity Partners, L.P.
     I.R.S. Identification
     No. of Above Person
    (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box              (a) [  ]
         if a Member of a Group             (b) [  ]

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3)   SEC Use Only

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4)   Citizenship or Place                     Delaware
     of Organization

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Number of                    5)   Sole Voting     1,425,741 shares
Shares Beneficially                  Power        of Common Stock
Owned by Each                                    (including shares issuable upon
Reporting Person                                  exercise of warrants)
With
                             6)   Shared Voting
                                     Power                -0-
                             --------------------------------------------------

                             7)   Sole Disposi-   1,425,741  shares
                                     tive Power   of Common Stock
                                                 (including shares issuable upon
                                                  exercise of warrants)
                             --------------------------------------------------
                             8)   Shared
                                  Dispositive Power       -0-
                             --------------------------------------------------

9)   Aggregate Amount Beneficially                1,425,741   shares
     Owned by Each Reporting person               of Common Stock
                                                 (including shares issuable upon
                                                  exercise of warrants)
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                               7.9%
     Amount in Row (9)

--------------------------------------------------------------------------------
12)  Type of Reporting Person                             PN

CUSIP No. 835692 10 4                                          Page 3 of 6 Pages

                                  Schedule 13G
                                  ------------

Item 1(a) -    Name of Issuer: Sonus Pharmaceuticals, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

                       22026 20th Avenue SE, Suite 102
                       Bothell, WA  98021

Item 2(a) -    Name of Person Filing:

                       Domain Public Equity Partners, L.P., a Delaware limited partnership

Item 2(b) -    Address of Principal Business Office:

                       One Palmer Square
                       Princeton, NJ  08542

Item 2(c) -    Place of Organization:

                       Delaware

Item 2(d) -    Title of Class of Securities:

                       Common Stock, $.001 par value

Item 2(e) -    CUSIP Number:

                       835692 10 4

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                       Not applicable.

Item 4 -       Ownership.

                       (a)  Amount Beneficially Owned:

                       1,425,741 shares of Common Stock (including shares issuable upon exercise of warrants)

CUSIP No. 835692 10 4                                          Page 4 of 6 Pages

                       (b)  Percent of Class:

                       7.9%

                       (c)  Number of shares as to which such person has:

                       (i)  sole power to vote or to direct the vote:

                       1,425,741 shares of Common Stock (including shares issuable upon exercise of warrants)

                       (ii)  shared power to vote or to direct the vote:  -0-

                       (iii) sole power to dispose or to direct the disposition
                        of:

                       1,425,741 shares of Common Stock (including shares issuable upon exercise of warrants)

                       (iv)  shared power to dispose or to direct the
                        disposition of:  -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

                       Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of
               Another Person:

               Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company:

               Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

               Not applicable.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

CUSIP No. 835692 10 4                                          Page 5 of 6 Pages



Item 10 -      Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 835692 10 4                                          Page 6 of 6 Pages

Signature:

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                            DOMAIN PUBLIC EQUITY PARTNERS, L.P.
                            By: Domain Public Equity Associates, L.L.C., General Partner

                            By      /s/ Nicole Vitullo
                              ------------------------------------------
                                    Managing Member


Date:   August 6, 2003